(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE AND KIRKLAND LAKE GOLD ANNOUNCE FILING OF JOINT
MANAGEMENT INFORMATION CIRCULAR IN CONNECTION WITH PROPOSED MERGER

Toronto (November 1, 2021) - Agnico Eagle Mines Limited (TSX:AEM, NYSE:AEM) ("Agnico Eagle" or the "Company") and Kirkland Lake Gold Ltd. (TSX:KL, NYSE:KL, ASX:KLA) ("Kirkland Lake Gold") are pleased to announce today that they have filed a joint management information circular dated October 29, 2021 (the "Joint Circular") and related meeting and proxy materials in connection with their respective special meetings of shareholders (the "Meetings") scheduled to be held on November 26, 2021. The purpose of the Meetings is to seek approval for certain matters in connection with their previously announced merger of equals (the "Merger") to be effected by way of a plan of arrangement under the Business Corporations Act (Ontario).

The Merger

Pursuant to the merger agreement dated September 28, 2021 (as amended, the "Merger Agreement"), Kirkland Lake Gold shareholders ("Kirkland Shareholders") will receive 0.7935 of an Agnico Eagle common share (the "Agnico Shares") for each Kirkland Lake Gold common share (the "Kirkland Shares") held. The Merger will require the affirmative vote of at least two-thirds of the votes cast by holders of Kirkland Shares present (virtually) or represented by proxy and entitled to vote at the special meeting of Kirkland Shareholders (the "Kirkland Meeting"). The issuance of shares by Agnico Eagle in connection with the Merger is subject to the approval of at least a majority of votes cast by holders of Agnico Shares (the "Agnico Shareholders") present (virtually) or represented by proxy and entitled to vote at the special meeting of Agnico Shareholders (the "Agnico Meeting"). Immediately upon completion of the Merger, existing Agnico Shareholders and existing Kirkland Shareholders are expected to own approximately 54% and 46% of the Agnico Shares in the combined company, respectively (on a non-diluted basis).

Board of Directors' Recommendations

The Board of Directors of each of Agnico Eagle and Kirkland Lake Gold have unanimously approved the Merger and recommend that their respective shareholders vote "FOR" the matters put before them at the respective Meetings.

Reasons for the Merger

In recommending the Merger, the Board of Directors of Agnico Eagle and the Board of Directors of Kirkland Lake Gold considered a number of factors including the following:

  Creating a World-Leading Senior Gold Producer. The Merger will create the combined company which will continue under the name Agnico Eagle Mines Limited, which will be a high-quality senior gold producer with the lowest all-in sustaining cost per ounce of gold, highest EBITDA margin and lowest-risk portfolio of operating mines among its senior gold peers. The combined company is expected to produce approximately 3.4 million of ounces of gold in 2021 on a pro forma basis.

  Enhances Position in one of the Most Prolific and Prospective Gold Regions in the World. The combined company is expected to be Canada's leading gold producer, with anticipated production in the country of approximately 2.5 million ounces of gold in 2021, or approximately 75% of 3.4 million ounces of total expected gold production, on a pro forma basis. The combined portfolio will be anchored by high-quality gold production in Ontario, Quebec and Nunavut in Canada, as well as at the Fosterville Mine in Victoria, Australia, Kittila in the Lapland region of Northern Finland and Pinos Altos and La India in Northern Mexico.

  Unique Synergies to Drive Significant Value Creation.

    The combination of Agnico Eagle and Kirkland Lake Gold creates a unique opportunity to unlock significant operational, development and strategic synergies along the Abitibi-Kirkland Lake corridor and to leverage sector-leading technical expertise to create additional value across the portfolio.

    The combined company is expected to generate over $0.8 billion and $2 billion in pre-tax synergies and optimization benefits over the next five and ten years, respectively.

    While substantially unquantified, the Merger also offers significant potential for more efficient sharing of established competencies developed individually by Kirkland Lake Gold and Agnico Eagle, as well as significant opportunity to successfully innovate as operations are modernized.

  Maintain a Strong Leadership Team with a Proven Track-Record. The combined company will benefit from the combination of two strong management teams with proven track-records of growing per share value in key metrics such as production, mineral reserves, cash flow and net asset value.

  Unparalleled Track Record of Growing Mineral Reserves and Mineral Resources. The Merger will combine the only two companies among senior gold peers to have grown mineral reserves and production per share over the last 10 years through consistent investment in exploration and value-added acquisitions.

  Industry-Leading ESG with Ability to make Long-Term ESG Investments. The combined company is positioned to be a leader in environmental, social and governance initiatives, with one of the lowest greenhouse gas emission rates per ounce, and will have an enhanced ability, through the sharing of established competencies, joined forces on innovation and scale, to be a more effective collaborator with key suppliers, government and communities, and to become net zero by 2050 or sooner.

  Enhances and Adds Flexibility to an Attractive Minesite and Project Pipeline. The Merger will combine a robust pipeline of growth projects and exploration opportunities. These projects are located in existing mining camps and are expected to drive manageable, relatively low-risk, high-return production growth over the next decade and more. For example, there is an opportunity to develop Agnico Eagle's Kirkland Lake area greenfield development assets, with the benefit of Kirkland Lake Gold's established infrastructure at the Macassa Mine and the Holt Complex.

  Provides the Financial Strength to Increase Capital Distributions to Shareholders While Investing in Growth Projects. The increased financial strength of the combined company is expected to provide enhanced financial flexibility to fund both the robust pipeline of growth projects and to build on a proven track record of growing sustainable capital returns to shareholders while also maintaining a strong investment-grade balance sheet.

  Strategic Alternative Process. The Board of Directors of Kirkland Lake Gold has periodically reviewed a range of strategic alternatives for creating shareholder value and in the ordinary course of business Kirkland Lake Gold has had regular engagement with several industry peers in that regard, including other potential transactions. During the summer of 2021, Kirkland provided due diligence access in connection with a potential change of control transaction with two of the most logical prospective counterparties, did not receive any compelling offers and determined, supported by analysis from its financial advisors, that the Merger was the best way to maximise value for Kirkland Shareholders over the long term in light of the significant synergies expected to be realized by the combined company.

  Extensive Due Diligence and Arm's Length Negotiations. The Arrangement and the terms of the Merger Agreement are the result of extensive due diligence and a comprehensive negotiation process, undertaken with the oversight and participation of Agnico Eagle's and Kirkland Lake Gold's respective legal counsel and financial advisors.

  Stakeholder Analysis. The terms of the Merger Agreement treat all stakeholders of Agnico Eagle and Kirkland Lake Gold, respectively, equitably and fairly.

Additional details with respect to the reasons for the Merger as well as its potential benefits and risks are described in the Joint Circular, which Agnico Shareholders and Kirkland Shareholders are urged to read carefully.

Approvals and Conditions to Closing

Completion of the Merger is subject to shareholder and court approvals, approval of the Australian Foreign Investment Review Board ("FIRB Approval"), and the satisfaction or waiver of other customary closing conditions. The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Agnico Shares to be issued in connection with the Merger, the Merger has been approved under the Competition Act (Canada), and exemptive relief has been granted by the Australian Securities and Investments Commission from compliance with certain prospectus and share sale requirements. It is currently expected that the effective date of the Merger will occur as early as December 2021 or during the first quarter of 2022.

The Meetings

In light of the ongoing impact of COVID-19 and the associated public health measures, Agnico Eagle and Kirkland Lake Gold will be conducting separate virtual-only Meetings via live webcast. Agnico Eagle and Kirkland Lake Gold believe that a virtual meeting gives all shareholders an equal opportunity to participate regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19. Agnico Eagle and Kirkland Lake Gold shareholders will not be able to attend the Meetings in person.

The Agnico Meeting will be held online at 10:00 a.m. (Toronto time) on November 26, 2021 in a virtual-only format, which will be conducted via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1233, password "agnico2021" (case sensitive). The Kirkland Meeting will be held online at 11:00 a.m. (Toronto time) on November 26, 2021 in a virtual-only format, which will be conducted via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1231, password "kirkland2021" (case sensitive). Agnico Eagle and Kirkland Lake Gold shareholders of record as of the close of business on October 13, 2021 will be eligible to vote at the respective Meetings.

Mailing of the Joint Circular and related meeting and proxy materials has commenced and shareholders of Agnico Eagle and Kirkland Lake Gold should expect to receive their respective meeting materials shortly. Agnico Eagle and Kirkland Lake Gold shareholders are encouraged to read the Joint Circular and its appendices carefully and in their entirety. The Joint Circular has been filed under Agnico Eagle's and Kirkland Lake Gold's respective issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

How to Vote

All shareholders are strongly encouraged to submit their completed form of proxy (in the case of registered shareholders) or voting instruction form (in the case of non-registered shareholders and, in the case of Kirkland Lake Gold, holders of Kirkland CHESS Depositary Interests ("Kirkland CDIs") in Australia), or alternatively, to vote over the internet or by other means, in each case, well in advance of the Meetings and in accordance with the instructions included in the Joint Circular and in the form of proxy or voting instruction form, as applicable, so that as many shares as possible are represented at the Meetings.

Agnico Shareholders must vote before 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting).

Kirkland Shareholders must vote before 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting). Holders of Kirkland CDIs must complete their voting instructions before 11:00 a.m. (Toronto time) on November 23, 2021 in order to allow sufficient time to collate the votes of such holders and submit them to Kirkland Lake Gold's transfer agent prior to the proxy cut-off time.

Detailed instructions for how to vote and participate at each Meeting are included in the Joint Circular and a copy of the applicable TSX Trust Virtual Meeting Guide is available on Agnico Eagle's and Kirkland Lake Gold's respective issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. If you have questions regarding the portal for the Meetings or require assistance in accessing the websites for the Meetings, you may contact tsxtvgminfo@tsx.com.

Shareholder Questions and Assistance

If you have any questions regarding the Agnico Meeting, please contact Agnico Eagle's strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (toll- free in North America) or at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

If you have any questions about the Kirkland Meeting, please contact Kirkland Lake Gold's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors by telephone at 1-877-659-1824 (toll-free in North America), at 1-800-155-612 (toll free in Australia) or at 1-416-867-2272 (collect calls outside of North America), or by email at contactus@kingsdaleadvisors.com.

For further information regarding Agnico Eagle, contact Investor Relations at info@Agnico Eagle.com or call (416) 947-1212.

For further information regarding Kirkland Lake Gold, contact Anthony Makuch, President, Chief Executive Officer & Director at tmakuch@kl.gold or call +1 416-840-7884; or Mark Utting, Senior Vice President, Investor Relations at mutting@kl.gold or call +1 416-840-7884.

About Agnico Eagle Mines Limited

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a low-cost senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of Kirkland Lake Gold is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position, extensive management expertise and an overriding commitment to safe, responsible mining.

Cautionary Note Regarding Forward-Looking Information

The information in this news release has been prepared as at November 1, 2021. Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws.

All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. These forward-looking statements can be identified by the use of words such as "anticipate", "believe", "continue", "could", "estimate", "expect", "future", "ongoing", "plan", "possible", "potential", "may", "seek", "should", "will", "would" or the negative of such terms and similar expressions. Forward-looking statements in this news release include, but are not limited to statements and information concerning: the Meetings; the reasons for, and anticipated benefits of, the Merger to the parties and their respective securityholders, including corporate, operational, financial, scale and other synergies and the timing thereof; the structure, steps, timing and effects of the Merger; the combined company's future plans, market and growth profile, operating margins, operating costs and overall strategy and performance; estimates of future gold production; estimates regarding future cost reductions, synergies, including pre-tax synergies and optimization benefits and expectations of improved efficiencies, financial flexibility, future innovation and integration opportunities; comparisons of the combined company to senior gold peers; expectations regarding the combined company's environmental, social and governance initiatives; expectations regarding the development of the combined company's development assets and ability to fund growth projects; the anticipated mineral resources and mineral reserves of the combined company; the receipt and timing of the final order ("Final Order") of the Ontario Superior Court of Justice (Commercial List) (the "Court") and the effective date of the Merger; the satisfaction of conditions for listing the Agnico Shares issuable under the Merger on the TSX and the New York Stock Exchange and the timing thereof; the timing, receipt and conditions of required regulatory, Court and shareholder approvals for the Merger, including but not limited to the receipt of FIRB Approval and the approval of the Kirkland Shareholders and the Agnico Shareholders; the ability of Agnico Eagle and Kirkland Lake Gold to satisfy the other conditions to the Merger; the composition of the shareholders of the combined company; the anticipated dividend policy and capital allocation practices of the combined company following completion of the Merger; and the expected operations and capital expenditure plans for the combined company following completion of the Merger. The combined and/or pro forma financial information included in this news release does not reflect what the actual financial and operational results would necessarily have been had Agnico Eagle and Kirkland Lake Gold operated as a single combined company for the periods presented, and such information does not purport to project the combined company's financial results or results of operations for any future period.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle and Kirkland Lake Gold as of the date of such statements, are inherently subject to significant business, economic, operational, and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of Agnico Eagle and Kirkland Lake Gold to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the ability of Agnico Eagle and Kirkland Lake Gold to satisfy, in a timely manner, the other conditions to the closing of the Merger and the completion of the Merger on expected terms; the ability to successfully integrate Agnico Eagle and Kirkland Lake Gold in a timely manner following the completion of the Merger; Agnico Eagle's and Kirkland Lake Gold's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which Agnico Eagle and Kirkland Lake Gold will operate in the future; the price of gold, copper, silver and other key commodities; projected mineral grades; international exchange rates; anticipated capital and operating costs; and the availability and timing of required stock exchange, regulatory, governmental and other approvals for the completion of the Merger.

Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the failure of Agnico Eagle and Kirkland Lake Gold to receive, in a timely manner and on satisfactory terms, the necessary regulatory, stock exchange, Court and shareholder approvals, including FIRB Approval, the approval of the Kirkland Shareholders and the Agnico Shareholders and the Final Order; the significant transaction costs or unknown liabilities to otherwise satisfy the conditions to the completion of the Merger, in a timely manner, or at all; the failure to realize the anticipated benefits of the Merger in the expected timeframes, or at all; and the additional risk factors set out in the Joint Circular, including under the heading "Risk Factors". Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. For a more detailed discussion of such risks and other factors that may affect Agnico Eagle's and Kirkland Lake Gold's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see also the AIF and MD&A of Agnico Eagle and Kirkland Lake Gold, respectively, filed under their respective profiles on SEDAR at www.sedar.com and included in Agnico Eagle's and Kirkland Lake Gold's Form 40-F filed on EDGAR at www.sec.gov, as well as Agnico Eagle's and Kirkland Lake Gold's other filings with the Canadian securities regulators and the SEC and Kirkland Lake Gold's filings on the Australian Stock Exchange. Other than as required by law, Agnico Eagle and Kirkland Lake Gold do not intend, and do not assume any obligation, to update these forward-looking statements.

Non-GAAP Measures

The information in this news release includes the following non-GAAP financial measures: all-in sustaining costs per ounce of gold sold ("AISC") and EBITDA margin. These financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers, even as compared to other issuers who may also be applying the World Gold Council ("WGC") guidelines, which can be found at http://www.gold.org. Management of Agnico Eagle and Kirkland Lake Gold believe that the use of these non-GAAP measures will assist analysts, investors and other stakeholders of the companies in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the companies' operating performance, the combined company's ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis, and for planning and forecasting of future periods. However, AISC does have limitations as an analytical tool as it may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. Accordingly, these non-GAAP measures should not be considered in isolation, or as a substitute for, analysis of the companies; results as reported under IFRS. Further information relating to non-GAAP measures is set out in the Joint Circular under the heading "Joint Management Information Circular - Non-GAAP Financial Performance Measures". A reconciliation of certain the non-GAAP measures presented in this news release is contained in each of Agnico Eagle's and Kirkland Lake Gold's most recently filed annual MD&A, which are available under their respective profiles on SEDAR at www.sedar.com.

Third Party Data

Certain comparisons of the combined company to its senior gold peers (such as all-in sustaining cost per ounce, EBITDA margin and portfolio risk) are based on data obtained from Bloomberg, The Fraser Institute, equity research reports or public disclosure of the senior gold peers, obtained as of September 27, 2021 (unless otherwise stated). Bloomberg is a software, data and media company which delivers business and market news, data and analysis. The Fraser Institute is a Canadian think-tank that produces research on a number of topics, including energy, natural resources and the environment. An equity research report is a document prepared by a research analyst at a financial institution that provides a recommendation on whether an investor should buy, hold, or sell shares of a public company and often includes target price, investment thesis, valuation, and risks assessment and are available from numerous sources, including Bloomberg. Information publicly disclosed by the senior gold peers includes continuous disclosure documents filed by the senior gold peers on SEDAR and EDGAR, and such documents include statements of mineral reserves and mineral resources, historical production figures and cost and production guidance. Neither Bloomberg nor The Fraser Institute has any affiliation to Agnico Eagle or Kirkland Lake Gold.

Where figures for the combined company are compared to its senior gold peers, the data from Bloomberg, The Fraser Institute, equity research reports or public disclosure, as applicable, has been used to ensure consistency in the compared measures across the combined company and the comparison group. Neither Agnico Eagle nor Kirkland Lake Gold has the ability to verify the Bloomberg, The Fraser Institute, equity research reports or public disclosure figures and the non-GAAP financial performance measures used may not correspond to the non-GAAP financial performance measures calculated by Agnico Eagle, Kirkland Lake Gold or any of the senior gold peers.

Comparative Measures Based on Third Party Data

"Highest EBITDA margin" is a non-GAAP financial performance measure based on estimates of this figure obtained from the most recent equity research reports prepared in respect of Agnico Eagle, Kirkland Lake Gold and the senior gold peers obtained as of September 27, 2021. This term has no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between the combined company and its senior gold peers are made on the basis of the data presented in the equity research reports which may not be calculated in the same manner as Agnico Eagle and Kirkland Lake Gold calculate comparable measures.

"Lowest all-in sustaining cost" is a non-GAAP financial performance measure based on the most recent 2021 guidance for each of Agnico Eagle, Kirkland Lake Gold and the senior gold peers as of September 27, 2021, sourced from each entity's public disclosure. This term has no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between the combined company and its senior gold peers are made on the basis of the data presented by each entity in its public disclosure which may not be calculated in the same manner.

"Lowest-risk portfolio" is an assessment of risk based on data from The Fraser Institute's "Survey of Mining Companies 2020" (the "Fraser Report") and historical production data for calendar year 2020 included in the public disclosure of Agnico Eagle, Kirkland Lake Gold and each senior gold peer. The risk assessment is determined for the combined company and each senior gold peer by using the Fraser Report scores for mining jurisdictions across the world and weighting such scores based on each entity's 2020 production in each of the applicable jurisdictions.

The senior gold peers used for the purposes of these comparative measures were Barrick Gold Corporation, Kinross Gold Corporation, Newcrest Mining Limited and Newmont Corporation.